Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268

Explanatory Note: The following is an excerpt from a transcript of an analyst call, held by Suncor Energy Inc. on October 29, 2015.

Steve Williams, President & Chief Executive Officer

This is a bit of a departure from our standard call format but I thought it was important to separate my comments on our offer for Canadian Oil Sands from our commentary on the third quarter. I did not want our strong third quarter results to be lost in the discussion of the proposed transaction. That said, the Canadian Oil Sands offer is an important development for Suncor and I’m pleased to be able to provide some insights on it this morning. Since we announced our offer on October the fifth we’ve had the opportunity to talk to the majority of the reporting shareholders of Canadian Oil Sands. They understand Canadian Oil Sands is facing a risky and uncertain future and they acknowledge the value of what we’ve put on the table and, just to recap, that’s a 43 percent premium to Canadian Oil Sands pre-offer closing price, a 45 percent cash dividend uplift, and an all-share deal that enables a tax-deferred rollover and participation in the potential upside associated with owning Suncor shares, and that includes the impact of any increase in oil prices as well as the value we expect to create as owners of a much larger stake in Syncrude. These investors also recognize Suncor’s track record on operational excellence, capital discipline, and profitable growth. They know that we’ve generated over $10 billion in free cash over the past four years and that we’ve returned the majority of it to shareholders through dividends and buybacks while continuing to invest in long-term sustainable growth.

Now I’d like to take a few minutes to comment about our offer and address some of the key questions that have been raised in the past few weeks. So, firstly, I just mentioned the impact on Suncor shares of any increase in oil prices. If you go back and look at the correlation to oil price over almost any historical period you’ll find that Suncor enjoys a very similar upside to Canadian Oil Sands, but of course far less downside when oil prices fall, and that’s due to the integrated stratagem. We think that should be very attractive to Canadian Oil Sands investors in what we and many others believe is the new business reality of a lower for longer oil price environment.

Secondly, Suncor has the same information as Canadian Oil Sands and every other Syncrude owner. All material information we are aware of regarding Syncrude has been made public. Canadian Oil Sands actually chairs the Syncrude committee where this information is tabled and Canadian Oil Sands of course has a much lower materiality threshold than we do. So if there were any such information, presumably Canadian Oil Sands would have disclosed it.

Thirdly, Suncor is actually offering to pay more for Canadian Oil Sands than we recently paid for a 10 percent increased working interest in Fort Hills. If you do the math based on Syncrude’s actual historical production we are offering $67,500 per flowing barrel at Syncrude for Canadian Oil Sands versus the $56,000 per flowing barrel we paid for our additional ownership stake in Fort Hills. So, roughly speaking, that represents a 20 percent premium. However, we do recognize it’s difficult to compare the two transactions on a cost-per-flowing-barrel basis because Fort Hills will produce a high-quality premium bitumen while Syncrude produces synthetic crude oil. We value an asset on its free cash flow profile. Fort Hills is a brand-new asset with operating costs and sustaining capital costs that are expected to be significantly lower than those of Syncrude and, frankly, depending on the assumptions you make, Fort Hills margins and free cash flow could well exceed those of Syncrude.

And finally, our offer reflects the full and fair value of all of Canadian Oil Sands’ assets and liabilities. There’s been a great deal of speculation around Suncor’s offer and our willingness to increase our offer and I’d like to make four points on this topic. The first one, oil prices have sharply declined in the six months following Canadian Oil Sands’ rejection of our initial offer. More importantly, the outlook for oil prices is much more bearish, as reflected by the forward strip on pricing. It is clear to us that we need to manage our business with the assumption that low oil prices will be with us for the next several years. Secondly, the Syncrude asset has continued to under-perform. In the third quarter it ran approximately 67 percent and average production so far in the fourth quarter has further declined from this level. Thirdly, at this time there is no competing offer or alternative that we are aware of. Fourthly, Suncor, with its integrated model, diversified portfolio, and strong balance sheet can handle the risk of a lower for longer price environment and/or continued operational challenges at Syncrude but Canadian Oil Sands, with its single asset exposure and a high, a debt rating only one notch above speculative, is in a precarious position. We believe Canadian Oil Sands shareholders need to take these facts into account when they consider the Suncor offer. We think our offer delivers Canadian Oil Sands shareholders significant immediate value, strong upside potential, and considerable downside protection which they otherwise lack. In short, we believe our offer represents full and fair value and a compelling opportunity for Canadian Oil Sands shareholders. And we would like to see Canadian Oil Sands shareholders decide for themselves on its merits.

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QUESTION AND ANSWER SESSION

Guy Baber, Simmons & Company International

Thanks very much for the comprehensive answer. I had one follow-up on the Canadian Oil Sands acquisition, if you could speak to that. You mentioned, and we agree, that Suncor has established a track record of operational excellence. The Syncrude project, on the other hand, does not have that track record. So the obvious question is can you just discuss the confidence level in improving the reliability of the operations at Syncrude, over what timeframe that could be achieved and what level of investment that might take.

Steve Williams, President & Chief Executive Officer

Yeah, I mean I think I’ll give a relatively sort of short and clear answer. We are confident that we can add more value than we have been doing. I don’t want to under-state how challenging it is to increase the reliability of these types of assets in this type of location with the access to the workforce and contractors we have there but what I would do is just reference you to what we’ve actually achieved. If you go back ten years, we faced some very similar challenges to the ones that Syncrude are facing. We put a comprehensive, multi-turnaround, multi-year plan in place and we have slowly worked through that. The results, I think, are evident now in our actual performance over the last few years, how that’s improved.

If you look at the operations, they’re very similar. They’re immediately adjacent to each other. They’re the same unit processes—mining, tailings, extraction, upgrading, so coking, distillation, same sort of maintenance challenges in the areas, and of course we, along with all the other owners, have a detailed understanding of the challenges that are faced. So we’re confident if we were to move from 12 percent to 49 percent and we would start to help Imperial with a more significant resource assistance, we’re confident that through that support to the operator we can see significant improvement. But we do believe that those synergies largely are Suncor’s, because that’s an area of expertise we have in that region. Imperial is an excellent operator and so I’m looking forward to the opportunity to be able to work more closely with them.

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Paul Cheng, Barclays

Hey, guys. Good morning. Two short questions. Maybe the first one is for Steve; the second one is for Alister. Steve, you have been pretty busy on the M&A front over the last couple of months so at this point should we assume you have reasonably, ah, your hands full, that you would be primarily focusing on your internal integration and execution and not necessarily aggressively targeting additional M&A? Or do you think that your management capability actually would be able to handle substantially more transactions?

The second question for Alister is that do you have any preliminary 2016 CapEx and production outlook? If not an absolute number, maybe just some ballpark number or direction?

Steve Williams, President & Chief Executive Officer

Okay, thank you, Paul. I mean on that first question, the sort of principle we have used in house has been that we have to earn the right to move on. That’s why to an extent there was a sequence. Operational excellence, deliver the reliability and the low cost, that discipline around capital, and earning the right to do other things. And my feedback to the company has been you’re doing very well, you’re starting to earn the right to look at some of these other opportunities.

Of course so far, if I just look briefly at the two transactions we’ve been considering, firstly on Fort Hills, we are already the operator, we’re already the constructor, and all that’s happened is our percentage of ownership and where the cash flow following the start-up goes will be directed. So there’s no significant change in the amount of effort we need to put in. It is of financial benefit to us though. And then you look at Canadian Oil Sands and the proposal is not at this stage to go to operatorship. It is about increasing the percentage ownership in the joint venture and then bringing to bear through a handful of experts in that region and in that technology the best support we can for the operator, Imperial. So, again, it’s not a significant change. It’s not like the Petro-Canada merger where we had to integrate multiple departments and had multi-year integration targets to achieve that. So what it says is all options are there.

These are two potentially attractive proposals. We continuously are, as a matter of good business, screening the market. We don’t have any immediate other projects planned but we will keep looking, because this hasn’t significantly affected our balance sheet, particularly our debt metrics, so we still remain in a very powerful position after. But anything we look at will have to be very attractive and will have to compete with those other objectives of, you know, the organic portfolio and just returning the funds to our shareholders.

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Benny Wong, Morgan Stanley

Got it. Thank you. And just as a final question, I really appreciate the colour you provided on the discussions with the Canadian Oil Sands shareholders, just curious if you can comment what’s the support been on the deal, the bid for Canadian Oil Sands from Suncor shareholders?

Steve Williams, President & Chief Executive Officer

Yeah, that’s a great question. what we did do was we launched what by any measure was an extensive communications program on the fifth of October. We put two investment teams in place and they cycled around both, you know, near two-thirds of the Canadian Oil Sands shareholders and the vast majority of Suncor shareholders in that first two weeks. And there were lots of questions. Overall, understanding the deal, supporting us, questioning, healthy questioning of are you moving away, Steve, from the capital discipline that you’ve exercised, and we’ve made it clear judge us by our track record. We have been very disciplined in what we’ve done and we plan to be disciplined about this. And then, okay, well what are the synergies? And we can see why it’s very attractive to Canadian Oil Sands shareholders by why is it attractive to Suncor shareholders? And what I would do is just say, you know, almost go back to the third quarter script I went through earlier: Operational excellence is what we do. We started with a very humble beginning and have worked very hard to get our reliability up and our costs down. We believe that’s the very set of skills that Syncrude can do with and that we are relatively uniquely placed to be able to do it. That’s why we believe our offer was full and fair and we didn’t come in with what we believed was a low bid. We wanted to make it clear we were serious and that we had the access to those unique synergies by bringing that expertise.

Of course there are also adjacent leases which are very attractive and those synergies belong potentially to Suncor and to the Canadian Oil Sands shareholders in terms of the deal that we’ve done. For that to happen it needs, you know, multiple partners to agree. It’s not something which is, ah, just Suncor can go in or just 51 percent will get you, it’s a number of the partners need to contribute. So our belief is that there are significant synergies available and they are largely only available to Suncor.

NOTICE TO U.S. HOLDERS

The Offer (as defined below) described in the Offer Documents (as defined below) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined below) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. The information contained in this transcript is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

NOT AN OFFER

This transcript does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015 along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this transcript is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the transcript constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward looking statements”). All forward looking statements are based on the company’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of the company’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserve and resource estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third party approvals.

Some of the forward looking statements may be identified by words like “expects”, “anticipates”, “estimates”, “plans”, “scheduled”, “intends”, “may”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “proposed”, “target”, “objective”, “continue” and similar expressions. Forward looking statements include references to: the Offer; business strategies and goals, future investment decisions; future capital, exploration and other expenditures; future cash flows; future resource purchases and sales; anticipated construction and repair activities; anticipated turnarounds at upgraders, refineries and other facilities; anticipated refining margins; future oil and natural gas production levels, including anticipated field lives, and the sources of their growth; project development and expansion schedules and results; future exploration activities and results, and dates by which certain areas may be developed or come on-stream; anticipated retail throughputs; anticipated pre-production and operating costs; reserves and resources estimates; future royalties and taxes payable; production life-of-field estimates; natural gas export capacity; future financing and capital activities; contingent liabilities; the impact and cost of compliance with existing and potential environmental regulations; future regulatory approvals; and expected rates of return. Forward looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Our actual results may differ materially from those expressed or implied by our forward looking statements, and readers are cautioned not to place undue reliance on them.

Suncor’s most recently filed Earnings Release, Quarterly Report and Management’s Discussion & Analysis and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference.

Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1 (800) 558-9071, by email request or by referring to the company’s profile on SEDAR or EDGAR. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.